May 5, 2008
VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS
H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010
Re:	Foothills Resources, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed April 14, 2008 File No. 333-137925
Dear Mr. Schwall:
We are writing in response to your letter dated April 29, 2008, regarding Amendment No. 6 to the Registration Statement on Form S-1 of Foothills Resources, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2008, File Number 333-137925 (the “Registration Statement”). This letter accompanies Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”), filed with the Commission on the date hereof. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and cross-references to the pages of the Amended Registration Statement where the corresponding revisions to the Registration Statement may be found.
Form S-1 filed April 14, 2008
Fee Table
1.	Please revise the table to include all the necessary information.
RESPONSE: The fee table has been revised to include all the necessary information.
Risk Factors, page 3
Risk Related to Our Business, 4
We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow, page 5
2.	Please expand to discuss how your financing activities have affected your financial condition. In this regard, we note that you reported a net loss of $26,028,000 as of December 31, 2007 and that, according to your Consolidated Statement of Operations, $10,205,000 and $17,593,000 of that loss may be attributable to financing expenses.

Mr. Roger Schwall
Securities and Exchange Commission
May 5, 2008

RESPONSE: The risk factor on page 4 has been revised to include descriptions of the Company’s financing transactions since commencing its present business activities in April 2006, including the reasons for concluding the latest financing in December 2007 that resulted in the loss of $17,593,000 on the early extinguishment of debt.
We may not be able to develop oil and gas reserves on an economically viable basis, and our reserves and production may decline as result, page 7
3.	Please expand to discuss the results at the Vicenus 1-3 and GB 5 wells. We note that after perforating the wells, you did not recover any natural gas from the wells and that the wells are located at the Eel River Project, which you characterize as being “the centerpiece of a large exploitation-exploration opportunity.”
RESPONSE: The risk factor on page 7 has been revised to include the requested information.
Management’s Discussion and Analysis or Plan of Operations, page 60
Result of Operations, page 62
4.	Please revise this section to discuss in a more orderly manner your results. For example, based on the information as shown, it is unclear why your net loss increased from $3,764,000 in 2006 to $26,028,000 in 2007. Explain the reasons for the increase in net loss and to the extent practicable, quantify the factors that contributed to the increase. In this regard, we note that you incurred a $17.6 million loss on early extinguishment of debt. Explain why that action resulted in a loss. Expand also the discussion under “Overview” to explain why you chose that course of action when entering into the Credit Facility.
RESPONSE: The Results of Operations section on page 62 has been revised into separate paragraphs in which significant changes in each component of the net losses for 2007 and 2006 are explained. Additional information has been added concerning the loss on early extinguishment of debt. The Overview section on page 61 has been revised to include the reasons for entering into the Credit Facility that resulted in the loss of $17,593,000 on the early extinguishment of debt.
Exhibit 5.1
5.	We note that the number of shares and warrants reflected in the opinion of counsel does not coincide with the number shares and warrants shown on the cover page. Please obtain a new opinion reflecting the correct number of shares and warrants being offered for resale.
RESPONSE: The opinion of counsel in Exhibit 5.1 has been revised to reflect the correct number of shares and warrants being offered for resale.
Financial Statements – Foothills Resources, Inc.
General
6.	Please add headers to each page of notes to your financial statements, presently missing on pages F-8 through F-21, to identify these as pertaining to Foothills Resources, Inc.
RESPONSE: The requested changes have been made on pages F-8 through F-21.

Mr. Roger Schwall
Securities and Exchange Commission
May 5, 2008

Statement of Stockholders’ Equity, page F-5
7.	We note your disclosure on page 1 indicating that stockholders of the legal entity before the reverse merger retained 12,625,006 shares of common stock, while shareholders of Brasada California Inc., the entity you identify as the accounting acquirer, were issued 17,375,000 shares. Given that you have characterized the transaction as a reverse merger, tell us why you are not reporting the historical share activity of Brasada, adjusted to reflect the exchange ratio in the transaction.

We would also ordinarily expect the shares of the accounting target that were outstanding immediately prior to a reverse merger to appear as a single line, along with the value of net assets or liabilities assumed by the accounting acquirer, differentiated from subsequent issuances of common shares.
RESPONSE: We believe that we have properly reported the historical “share activity” of Brasada, adjusted to reflect the exchange ratio in the transaction. Brasada California, Inc. was formed on December 29, 2005 as a limited liability company, and was converted to a corporation in February 2006. Members’ contributions to the capital of the limited liability company and the exchange of members’ capital for shares of common stock, adjusted to reflect the exchange ratio in the transaction, are reflected in the Statement of Stockholders’ Equity on page F-5. This represents all of the historical “share activity” of Brasada prior to the reverse merger transaction. The Statement of Stockholders’ Equity has been revised to show as a single line the shares of the accounting target that were outstanding immediately prior to the reverse merger. As described on page 1 of the Amended Registration Statement, all of the assets and liabilities of the accounting target were “split-off” contemporaneously with the closing of the reverse merger transaction. Consequently, the accounting acquirer did not assume any net assets or liabilities of the accounting target.
Financial Statements – TARH E&P Holdings L.P., Texas Properties, page F-22
8.	Please correct the headers on the Statements of Revenues and Direct Operating Expenses and related notes appearing on pages F-21 through F-26, to correspond with the owner of the properties at the time for which activity is being presented, as referenced in the audit report on page F-22, and remove your company header from the audit report.
RESPONSE: The requested changes have been made on pages F-22 through F-26.
Pro Forma Financial Statements, page F-27
9.	Given that activity associated with the interests in oil and gas properties that you acquired on September 8, 2006 has been reflected in your historical results for more than one fiscal year, the pro forma information as of June 30, 2006 and for the six months then ended is no longer called for under Rule 8-05(b)(1) of Regulation S-X.
RESPONSE: The Pro Forma Financial Statements have been removed from the Amended Registration Statement.
* * *
We believe our responses contained herein adequately address your questions. As a courtesy, we have also included three redlined documents comparing Amendment No. 6 to No. 7. Please feel free to call me

Mr. Roger Schwall
Securities and Exchange Commission
May 5, 2008

at (661) 716-1320 or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information or clarification of our responses.
Sincerely,
W. Kirk Bosché
Chief Financial Officer
cc:  Karl Hiller, Securities and Exchange Commission
       Carmen Moncada-Terry, Securities and Exchange Commission